Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated January 6, 2016

Relating to Preliminary Prospectus Supplement dated January 5, 2016

Registration No. 333-204284

Adamas Pharmaceuticals, Inc.

This free writing prospectus relates to the public offering of common stock of Adamas Pharmaceuticals, Inc. and should be read together with the preliminary prospectus supplement dated January 5, 2016, and related base prospectus dated June 1, 2015, filed with the Securities and Exchange Commission on January 5, 2016 (collectively, the “Prospectus Supplement”) relating to this offering of common stock. The Prospectus Supplement may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1328143/000104746916009549/a2227008z424b5.htm

This free writing prospectus includes only those portions of the Prospectus Supplement that have been updated, and you should read the entire Prospectus Supplement carefully, including the section titled “Risk Factors” and the documents incorporated by reference in the Prospectus Supplement, before deciding whether to invest in the securities described in the Prospectus Supplement. The following information updates and supplements the information contained in the Prospectus Supplement.

ADS-5102 Baseline and 12 Week Graphs

The graphs on page S-6 of the Prospectus Supplement contain a typographical error in the keys, and are replaced with the following graphs:

Partnered Products

The disclosure on page S-8 of the Prospectus Supplement under “Partnered Products” has been revised to read in its entirety as follows:

“Through a partnership with Forest Laboratories, our portfolio includes two drugs commercially available in the United States: Namzaric (memantine hydrochloride extended-release and donepezil hydrochloride) capsules (formerly MDX-8704) and Namenda XR (memantine hydrochloride) extended release capsules, launched in May 2015 and June 2013, respectively. Under the terms of the license agreement, entered into in November 2012, Forest Laboratories substantially controls the commercialization of these products in the United States and the intellectual property rights subject to the license agreement, including the prosecution, maintenance, and enforcement of such rights, in the United States. On January 5, 2016, the Delaware District Court issued a Markman ruling in the litigation that we, Forest Laboratories, Merz Pharma GmbH & Co. KGaA, and Merz Pharmaceuticals GmbH (together Merz) filed against several companies that submitted Abbreviated New Drug Applications, or ANDAs, to the FDA requesting approval to manufacture and market generic versions of Namenda XR.  The ruling includes findings of indefiniteness as to certain claim terms in our asserted patents, which may negatively impact at least some of the patent claims. We, Forest Laboratories and Merz are in the process of reviewing the ruling to determine its effect on the Namenda XR litigation and whether and how it may affect our litigation regarding Namzaric.  Forest Laboratories is in control of the litigation, and we have been informed that Forest Laboratories anticipates appealing any adverse District Court rulings in this case at the appropriate time. The Court’s Memorandum Opinion may be found at:  http://www.ded.uscourts.gov/sites/default/files/opinions/lps/2016/january/14-121.pdf.

“Under our agreement with Forest Laboratories, we received a non-refundable upfront license fee of $65.0 million in 2012, which we recognized on a straight-line basis from November 2012 to February 2013, $40.0 million in development milestone fees recognized in 2013, a $25.0 million milestone payment related to FDA acceptance of Forest Laboratories’ NDA submission for Namzaric recognized in May 2014, and a final $30.0 million milestone payment recognized in December 2014 upon FDA approval of the NDA. Beginning five years after the May 2015 commercial launch, we are entitled to receive tiered royalties in the low double digits to the mid-teens for sales of Namzaric in the United States. In addition, we are also entitled to receive tiered royalties in the low to mid-single digits from Forest Laboratories for sales of Namenda XR in the United States beginning in June 2018; however, we do not expect the Namenda XR royalties will make a significant financial contribution to our business.”

Adamas has filed a registration statement (including a preliminary prospectus supplement dated January 5, 2016, and an accompanying prospectus dated June 1, 2015) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus and the other documents Adamas has filed with the SEC for more complete information about Adamas and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Adamas, the underwriter or any dealer participating in the offering will arrange to send you copies if you request them by contacting Cowen and Company, LLC, c/o Broadridge Financial Services, Attention: Prospectus Department, 1155 Long Island Avenue, Edgewood, NY 11717, Telephone: 631-274-2806, Fax: 631-254-7140; or Piper Jaffray & Co., 800 Nicollet Mall, Suite 1000, Minneapolis, MN 55402, Telephone: 800-747-3924, Email: prospectus@pjc.com.